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                               June 15, 2020

       Laura A. Francis
       Chief Operating Officer & Chief Financial Officer
       SI-BONE, Inc.
       471 El Camino Real, Suite 101
       Santa Clara, CA 95050

                                                        Re: SI-BONE, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 11,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2020
                                                            Filed May 5, 2020
                                                            File No. 001-38701

       Dear Ms. Francis:

              We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 31, 2020

       Exhibits

   1. We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows these omissions. Please amend the filing to
provide revised certifications. You may file an abbreviated amendment that is limited to the
cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the
certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of
                                                        Regulation S-K.
 Laura A. Francis
SI-BONE, Inc.
June 15, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.




FirstName LastNameLaura A. Francis                        Sincerely,
Comapany NameSI-BONE, Inc.
                                                          Division of
Corporation Finance
June 15, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName